

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2023

Mai-Britt Zocca, Ph.D.
President and Chief Executive Officer
IO Biotech, Inc.
Ole Maaløes Vej 3
DK-2200 Copenhagen N
Denmark

      Re: IO Biotech, Inc.
           Registration Statement on Form S-3
           Filed February 3, 2023
           File No. 333-269569

Dear Mai-Britt Zocca:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Frank Rahmani, Esq.